AEP Industries Inc. LETTERHEAD

August 30, 2005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attention:	Rufus Decker
Accounting Branch Chief

Re:                               AEP Industries Inc. – Current Report on Form 8-K

Filed with the Commission on August 22, 2005

Commission File No. 0-14450

Dear Mr. Decker:

We refer to your letter dated August 23, 2005, in which you provided comments (the “Comment Letter”) on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Current Report on Form 8-K filed on August 22, 2005 (the “Form 8-K”).  This letter responds to the staff’s comments as indicated below.  For your convenience, we have numbered the Company’s responses to correspond to the numbers in the attached copy of your Comment Letter.

Responses to the Commission’s Comments

1.             The Company intends to file a restated 10-Q for the quarterly period ending April 30, 2005 on Form 10Q-A (the “Restated Form 10-Q”) prior to September 14, 2005.

2.             The Company acknowledges the staff’s comment and will take into account the items raised in such comment in preparing the Restated Form 10-Q.

Acknowledgement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 201-807-2324 should you have any further questions.

Sincerely,

s/a Larewnce R. Noll
Lawrence R. Noll
VP, Controller and Secretary

cc:	Tracey McKoy
Securities and Exchange Commission

Sal Guerrera
William Candelaria
Mayer, Brown, Rowe & Maw LLP